UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 29, 2015

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2015 Third Quarter Trading Report”, dated October 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 29, 2015	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew 2015 Third Quarter Trading Report

Smith & Nephew delivers 4% underlying revenue growth; maintains full year guidance

29 October 2015

Smith & Nephew plc (LSE:SN, NYSE:SNN) trading report for the third quarter ended 26 September 2015.

Highlights

•	Revenue $1,105 million, up 4% on an underlying basis. Reported revenue down -4% reflecting effects of -9% currency headwind offset by a 1% benefit from acquisitions

•	Sustained strong revenue growth in Advanced Wound Care, up 6%

•	Advanced Wound Devices revenue up 17%, reflecting strong PICOà sales and annualisation of the US RENASYSà hold

•	JOURNEYà II Total Knee System continues to perform well, contributing to 6% revenue growth in our Knee Implant franchise

•	Emerging Markets revenue growth of 8% despite slower sales in China

•	Agreement to acquire Blue Belt Technologies, a leader in the fast-growing area of robotics-assisted surgical technologies, for $275m, announced today

Commenting on Q3, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“We are pleased with our progress in 2015, with the third quarter again demonstrating that our actions are delivering a strong performance, such as our above-market revenue growth in Knee Implants and the sustained improvement in Advanced Wound Care. We had a good quarter in the United States, our largest market, and are successfully stabilising our European business which delivered a second consecutive quarter of revenue growth against a market backdrop that remains challenging.”

“Our experience working with Blue Belt Technologies and our customer insight has convinced us that robotics will become mainstream across orthopaedic reconstruction in the foreseeable future. This acquisition is a compelling strategic move, with the combination of complementary products and R&D programmes creating a platform from which we can shape this exciting new area of surgery.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s third quarter results will be held at 8.30am GMT / 4.30am EDT on Thursday 29 October, details of which can be found on the Smith & Nephew website at http://www.smith-nepp12,phew.com/results.

News

Third quarter trading update

Our third quarter revenue was $1,105 million (2014: $1,148 million), an increase of 4% on an underlying basis and a decrease of -4% on a reported basis. Foreign exchange was a headwind of -9% and acquisitions added 1% to the reported growth rate.

There were 63 trading days in the quarter, in-line with Q3 2014.

Consolidated revenue analysis for the third quarter

	26 September 2015 $m	27 September 2014 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,105	1,148	-4%	4%	1%	-9%

	26 September 2015	27 September 2014	Reported growth	Underlying growth[a] %	Underlying growth[a] %
Consolidated revenue by franchise	$m	$m	%	Global	US	OUS[b]
Sports Medicine, Trauma & Other	447	466	-4%	2%	3%	1%

Sports Medicine Joint Repair	143	152	-6%	4%
Arthroscopic Enabling Technologies	132	144	-8%	-2%
Trauma & Extremities	122	124	-2%	2%
Other Surgical Businesses	50	46	6%	10%

Reconstruction	342	350	-2%	3%	3%	3%

Knee Implants[c]	205	198	3%	6%
Hip Implants[c]	137	152	-9%	-2%

Advanced Wound Management	316	332	-4%	6%	8%	6%

Advanced Wound Care	188	207	-8%	6%
Advanced Wound Bioactives	84	82	2%	2%
Advanced Wound Devices	44	43	3%	17%

Total	1,105	1,148	-4%	4%	4%	3%

Consolidated revenue by geography	26 September 2015	27 September 2014	Reported growth	Underlying growth[a]
	$m	$m	%	%
US	532	505	5%	4%
Other Established Markets[d]	400	470	-15%	1%
Emerging Markets	173	173	0%	8%
Total	1,105	1,148	-4%	4%

a	Unless otherwise specified as ‘reported’ all revenue growth is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. See Note 2
b	Outside United States
c	US knees 5%, OUS[b] knees 8%, US hips -1%, OUS[b] hips -2%
d	Australia, Canada, Europe, Japan and New Zealand

Franchise highlights for the third quarter

Sports Medicine Joint Repair delivered revenue growth of 4%. We produced double-digit growth in Sports Medicine Joint Repair in the US, driven by the benefits of our combined portfolio following the acquisition of ArthroCare. However, overall performance was held back by conditions in China, where we saw a slowdown in capital and consumable sales compounded by de-stocking in our distribution channel. Revenue in Arthroscopic Enabling Technologies was down -2%, with weakness in mechanical resection and capital sales offsetting strong revenue growth from COBLATIONà.

Trauma & Extremities delivered growth of 2%. The EVOSà MINI Plating System is showing good momentum. In October we launched the TRIGENà META-TANà System, expanding the clinically proven TRIGEN Nail portfolio with a versatile design that addresses a wide range of femoral fractures.

In the Other Surgical Businesses franchise our Ear, Nose & Throat (‘ENT’) and Gynaecology businesses both performed well, with overall revenue up by 10%. In September we launched the NASASTENTà Dissolvable Nasal Dressing, a splint used to minimise bleeding and prevent adhesions after sinus surgery.

In Reconstruction, our Knee Implants franchise again delivered strong growth, with global revenue up 6%. The JOURNEY II Total Knee System continues to perform well. Hip Implants revenue was down -2%. Performance would have been flat without the renewed BHR headwind following changes in the indications for use announced this year.

Advanced Wound Care is delivering sustained improvement, with 6% revenue growth in the quarter. This is the third consecutive quarter of above market growth as we realise the benefits of our actions to improve performance in this franchise, including a refocused US sales force.

Revenue in Advanced Wound Devices was up 17%. In addition to a strong quarter of sales from our unique, disposable negative pressure wound therapy (‘NPWT’) device PICO, comparatives from Q3 2014 and subsequent quarters no longer include the impact from the US distribution hold on RENASYS.

Advanced Wound Bioactives growth was 2%, with revenue growth from SANTYLà being partially offset by the continuing reimbursement headwinds affecting OASISà. We anticipate a stronger franchise performance in the fourth quarter and now expect to deliver high single-digit growth for the full year.

Regional performance

We delivered 4% revenue growth in the US for the quarter, reflecting in particular our strong performance in Knee Implants, Sports Medicine Joint Repair and Advanced Wound Care. Growth across our Other Established Markets was 1%. Within this, we continue to successfully stabilise our European business against a market backdrop that remains challenging.

We delivered 8% revenue growth across the Emerging Markets. Growth in most markets remains strong, although China slowed in the quarter, principally affecting Sports Medicine, as mentioned above.

During the quarter we completed the acquisition of the trauma and orthopaedics business of our Russian distributor DeOst LLC, and DC LLC, a Russian mid-tier trauma manufacturing company, significantly boosting our local presence and giving us a manufacturing and distribution platform to take advantage of local market dynamics.

Acquisition of Blue Belt Technologies

Today we announced an agreement to acquire Blue Belt Technologies for $275 million, securing a leading position in the fast-growing area of robotics-assisted orthopaedic surgery.

A separate announcement was issued today giving further details of this acquisition.

Foreign exchange

As previously guided, we expect a significant currency headwind in 2015 on our reported numbers. If current exchange rates prevail to the end of 2015 we would expect a full year translation impact of -8% on reported revenue.

The continued strength of the US dollar against most other currencies, particularly those of the Emerging Markets, and the geographic locations of our manufacturing compared to our sales, is resulting in a significant and unusual transactional currency impact on Smith & Nephew. For 2015, as we have said previously, the headwind to gross margin is largely mitigated by our currency hedging strategy. For 2016, assuming current rates prevail, we expect the adverse impact of the high US dollar to be more material, resulting in an up to 100bps headwind to gross margin. We would expect to partially mitigate this through actions to manage gross margin including COGS efficiencies. We will provide further guidance on 2016 as normal with our Q4 Results in February next year.

2015 outlook

Our guidance for the full year 2015 is maintained. We continue to expect to deliver higher underlying revenue growth in 2015 than in 2014 and an improvement in trading profit margin.

We are pleased with our progress in 2015, with the third quarter again demonstrating that our actions are delivering a strong performance.

Consolidated revenue analysis for nine months to 26 September 2015

	26 September 2015 $m	27 September 2014 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	3,377	3,368	0%	4%	4%	-8%

	26 September 2015	27 September 2014	Reported growth	Underlying growth [a] %	Underlying growth [a] %
Consolidated revenue by franchise	$m	$m	%	Global	US	OUS[b]
Sports Medicine, Trauma & Other	1,370	1,262	9%	3%	4%	3%

Sports Medicine Joint Repair	437	417	5%	7%
Arthroscopic Enabling Technologies	414	373	11%	-1%
Trauma & Extremities	370	377	-2%	3%
Other Surgical Businesses	149	95	56%	9%

Reconstruction	1,076	1,122	-4%	3%	3%	2%

Knee Implants[c]	635	638	-1%	5%
Hip Implants[c]	441	484	-9%	-1%

Advanced Wound Management	931	984	-5%	5%	1%	7%

Advanced Wound Care	559	595	-6%	9%
Advanced Wound Bioactives	248	239	4%	4%
Advanced Wound Devices	124	150	-17%	-8%

Total	3,377	3,368	0%	4%	3%	4%

Consolidated revenue by geography	26 September 2015	27 September 2014	Reported growth	Underlying growth [a]
	$m	$m	%	%
US	1,591	1,449	10%	3%
Other Established Markets[d]	1,248	1,429	-13%	0%
Emerging Markets	538	490	10%	14%

Total	3,377	3,368	0%	4%

a	Unless otherwise specified as ‘reported’ all revenue growth is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. See Note 2
b	Outside United States
c	US knees 5%, OUS[b] knees 5%, US hips 0%, OUS[b] hips -1%
d	Australia, Canada, Europe, Japan and New Zealand

Notes

1.	All numbers given are for the quarter and nine months ended 26 September 2015 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2014 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations, technologies and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

UK Financial Reporting Notification

The accounting framework used for the Smith & Nephew plc company has been UK GAAP up to 31 December 2014. For the year ended 31 December 2015, the company is required by FRS 100 “Application of Financial reporting Requirements” to change its accounting framework. The Group intends to apply FRS 101 “Reduced Disclosure Framework” to the company accounts for the year ended 31 December 2015, which is not expected to give rise to any changes in disclosures. Shareholders holding more than 5% of the allotted shares of the company are entitled to object to the adoption of FRS 101. Objections should be made to the Company’s registered office by 30 November 2015.

The Group’s consolidated financial statements are unaffected by this change, and will continue to be prepared in accordance with IFRS as adopted by the EU.

Forward calendar

Advanced Wound Management Capital Markets Event will be held on 10 November 2015 in London, UK.

The full year results will be released on 4 February 2016.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 100 countries. Annual sales in 2014 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.